LETTER FROM MYLAN LABORATORIES INC. TO PARTICIPANTS
IN ITS PROFIT SHARING 401(k) PLAN.
June 16, 2005
Dear 401(k) Plan Participant:
          On Thursday, June 16, 2005, Mylan Laboratories Inc. (the “Company”) commenced an offer to purchase for cash up to approximately 48.8 million shares of the common stock of the Company (“Shares”). Copies of the relevant documents making the Company’s offer (which together constitute the “Offer”) are enclosed with this letter. You are urged to examine the Offer carefully.
          As a participant in the Company’s Profit Sharing 401(k) Plan (the “Plan”), you have the right to instruct American Express Trust Company, the Trustee of the Plan, whether or not to tender any Shares allocated to your Plan account. If, after reading the enclosed materials, you want to offer to tender your Shares, you must follow the instructions contained in the enclosed Response Procedures, fill out and sign the blue election form enclosed, and mail the form in the enclosed envelope. If you do not wish to use the enclosed envelope, you may also mail your election form to American Stock Transfer & Trust Company, Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York, 11219. Neither the Trustee nor the Company’s Board of Directors is making any recommendation to you as to whether to tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. If you do elect to tender Shares, any proceeds received in respect of such Shares will be invested in the American Express Trust Income Fund II and will remain in the Plan; provided, however you may elect to redirect the proceeds to any of the other available investments under the Plan. The enclosed Letter of Transmittal, which direct shareowners are to use, has been included for your information only and cannot be used to instruct the Trustee of the Plan as to whether to tender Shares held under the Plan.
          If you are also a direct shareowner of the Company, you will receive under separate cover another copy (or copies) of the Offer documents which can be used to tender your directly-owned Shares if you choose to do so.
          If valid instructions to tender Shares are not received by 12:00 Midnight, Eastern Standard Time, on Thursday, July 14, 2005, the Shares allocated to your Plan account will not be tendered. Please note that your instructions as to whether or not you tender will be kept confidential from the Company.

RESPONSE PROCEDURES
          This explanation of the procedures to be followed by participants in the Mylan Profit Sharing 401(k) Plan (the “Plan”) in responding to the Mylan Laboratories Inc. self-tender offer (the “Offer”) is important to you. Please read it carefully. Only the Trustee (American Express Trust Company) can tender common stock (“Shares”) of Mylan Laboratories Inc. (the “Company”) held for your account in the Plan. This document sets forth the special procedures that must be followed in order for you to give valid and timely directions to the Trustee. As a participant in the Plan, you can have Shares beneficially owned by you under the Plan tendered only by following these instructions.
          1.     Directions to Trustee: The Plan permits each of its participants to instruct the Trustee as to whether he or she desires to have his or her beneficially owned Shares tendered, or whether the participant desires that the Trustee continue to hold such Shares. The Plan provides that the Trustee will not tender any Shares allocated to a participant’s account for which no valid and timely directions are received from the respective participants.
          You should decide, therefore, whether or not to direct the Trustee to tender Shares. The Trustee does not make any recommendation regarding the Offer.
          On the enclosed blue election form you can direct the Trustee to tender the Shares which have been allocated to your Plan account. The enclosed form indicates the number of Shares actually allocated to your Plan account on June 16, 2005. Since additional allocations to participants’ accounts are anticipated and the additional allocations, once they have been made, will be treated as if they were made as of June 16, 2005, any direction you give to tender Shares will apply to all Shares which are actually allocated to your Plan account prior to the expiration of the Offer. Shares allocated to participants’ accounts as to which the Trustee receives no timely direction will not be tendered by the Trustee.
          In order for you to direct the tender of your beneficially owned Shares, you must complete the enclosed blue election form and mail it in the enclosed envelope. If you do not wish to use the enclosed envelope, you may also mail your election form to American Stock Transfer & Trust Company, Att: Reorganization Department, 6201 15th Avenue, Brooklyn New York, 11219. You may direct the Trustee to tender, in accordance with the procedure described in Section 2 of these Response Procedures. You may also use the enclosed election form to direct the Trustee not to tender your beneficially owned Shares.
          Although the Offer expires at 5:00 pm, Eastern Standard Time, on Friday, July 15, 2005 (unless extended by the Company), the Trustee will only tender allocated Shares for which proper directions have been received by 12:00 Midnight, Eastern Standard Time, on Thursday, July 14, 2005 (the “Plan Deadline”). Election forms that are incorrectly completed or unsigned will be disregarded. Election forms that are received after the Plan Deadline will also be disregarded. Shares covered by election forms that are disregarded will not be tendered.
          2.     Procedure for Directing Trustee:
          Election Form: Enclosed in the mailing envelope in which you received this material is a blue election form. On the election form are boxes for you to indicate whether or not you wish the Trustee to tender Shares allocated to your account.
          If you wish to change instructions previously given (see “Changes” below) before the Plan Deadline (see “Plan Deadline”), and need another election form, or wish to tender Shares at difference prices as described below, additional election forms may be obtained by calling Morrow & Co., the Information Agent for the Offer, at 1-800-607-0088.
          Plan Deadline: Election form(s) must be correctly completed, signed and dated by you, and received by 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON THURSDAY, JULY 14th.
          Elections “Not to Tender”: If you do not want the Trustee to tender your Shares:

A.	Check the box stating “I do not want to tender Shares.”

B.	Sign and date the election form.

C.	Return it in the enclosed envelope or mail it to the address given on the prior page so that it is received by the Plan Deadline, 12:00 Midnight, Eastern Standard Time, on Thursday, July 14, 2005.
          Elections “To Tender”: If you want the Trustee to tender your Shares:

A.	If you want to tender all your Shares, check the box stating “I want to tender all my Shares.”

B.	If you want to tender some, but not all, of your Shares, check the box stating “I want to tender % of Shares,” and fill in the percentage.

C.	Sign and date the election form.

D.	Return it in the enclosed envelope or mail it to the address given on the prior page so it can be received by the Plan Deadline, 12:00 Midnight, Eastern Standard Time, on Thursday, July 14, 2005.
          Changes: If you decide to change any direction that you have previously given, you may do so by providing a new election form by the Plan Deadline. A properly completed election form with a later date entirely nullifies your earlier direction and substitutes new instructions.
          3.     Questions: If you have any questions regarding the impact of the tender offer on Plan participants, you may call the American Express Trust Company Participant Services Line at 1-877-585-4015.

ELECTION FORM
MYLAN 401(K) PROFIT SHARING PLAN
(the “Plan”)
          In accordance with the Mylan Laboratories Inc. Offer to Purchase dated June 16, 2005, a copy of which I have received, I hereby instruct American Express Trust Company, the Trustee of the Plan, to tender or not to tender shares of Mylan Laboratories Inc. common stock allocated to my Plan account prior to the expiration of such Offer to Purchase, as follows:

☐ 1.	I DO NOT WANT TO TENDER SHARES

☐ 2.	I WANT TO TENDER ALL MY SHARES

☐	3. I WANT TO TENDER % OF MY SHARES (Insert Percentage-Not to Exceed 100%; number of shares tendered will be rounded down to nearest whole Share, but number tendered will not be less than one)

☐ 4.	I WANT TO MAXIMIZE the chance of having Mylan Laboratories Inc. (the “Company”) purchase all the Shares I tender. Accordingly, by checking this ONE box INSTEAD OF ONE OF THE PRICE BOXES BELOW I am willing to accept the purchase price determined by the Company pursuant to the Offer (as defined in the Letter of Transmittal). This action will result in receiving a price per Share of as low as $18 or as high as $20.50.

☐ 5.	By checking ONE of the boxes below INSTEAD OF THE BOX ABOVE, I elect to tender Shares at the price checked. This action could result in none of the Shares being purchased if the purchase price for the Shares is less than the price checked. If the purchase price for the Shares is equal to or greater than the price checked, then the Shares purchased by the Company will be purchased at the purchase price. If you wish to tender Shares at more than one price you must complete a separate election form for each price at which Shares are being tendered. The same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price.
PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                         ☐ $18.00                         ☐ $18.25                         ☐ $18.50                         ☐ $18.75                         ☐ $19.00
                         ☐ $19.25                         ☐ $19.50                         ☐ $19.75                         ☐ $20.00                         ☐ $20.25
                         ☐ $20.50

☐	6. Please check this box if you have elected to tender Shares at more than one price. If you elect to do this, you must use a separate election form for each price selected.

☐	7. Please check this box if you want to tender your Shares subject to this election form only if a specified minimum number of your Shares will be purchased by the Company. You must also indicate the minimum to be purchased by filling in the blank in the following sentence. The minimum number of Shares that must be purchased, if any are to be purchased, is Shares.

Signature	Date

Name: (please print carefully)

Note:	According to Plan records, Shares were actually allocated to your Plan account on . If additional Shares are allocated to your account prior to the expiration of the Offer to Purchase, the instructions you give above will also be followed with respect to such additional Shares. Incorrectly completed or unsigned forms will be disregarded under the Offer. Please also note that any proceeds received in respect of Shares will be invested in the American Express Trust Income Fund II until you direct otherwise.